

Michelle Harrolle, PhD · 3rd

Director at Vinik Sport & Entertainment Management
Program President WISE Tampa Bay

Tampa, Florida · 500+ connections · **Contact info**

Vinik Sport & Enterta
Management Progra

UF **University of Florida**

Experience

Director

Vinik Sport & Entertainment Management Program · Full-time

Aug 2019 – Present · 1 yr



Faculty

University of South Florida

Aug 2013 – Present · 7 yrs

Tampa/St. Petersburg, Florida Area

Vinik Sport and Entertainment Management Program

- Conduct research with international sport and entertainment organizations
- Director of Residency Placement   **...see mor**



President

WISE Tampa Bay

Aug 2018 – Present · 2 yrs

Tampa/St. Petersburg, Florida Area



Asst. Professor



North Carolina State University
Jul 2007 – Jul 2013 · 6 yrs 1 mo



Lecturer/Graduate Research Asst.
University of Florida
2003 – 2007 · 4 yrs
Gainesville, Florida Area

Show 3 more experiences ⌄

Education



University of Florida
PhD, Sport Management
2003 – 2007

Minor: Latin American Studies
Dissertation: Sport Spectator Conative Loyalty: Comparison of
Latino Subgroups and Non-Latino Consumers
Research Advisor: Galen T. Trail



University of Florida
Masters in Sport Management
1996 – 1998



University of Florida
Bachelor of Business Administration (BBA)
1991 – 1996

Division I All-American (Honorable Mention) Swimmer
200 IM & 400 IM

Volunteer Experience

Volunteer
St. Peter Claver's School
2015 – Present · 5 yrs
Education

Volunteered with USF Sport & Entertainment Management Program

Skills & Endorsements

Sports Management · 47

Endorsed by **Galen Trail and 5 others who are highly skilled at this**

Endorsed by **5 of Michelle's colleagues a University of South Florida**

Sports Marketing · 34

Endorsed by **Mark Dodds and 2 others who are highly skilled at this**

 Endorsed by **9 of Michelle's colleagues a Carolina State University**

Sports · 31

Endorsed by **Matthew Holt and 1 other who is highly skilled at this**

Endorsed by **3 of Michelle's colleagues a University of South Florida**

Show more ⌄

